June 28, 2010

VIA EDGAR

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C.  20549

RE:	Hallmark Financial Services, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
File No. 001-11252

Dear Mr. Rosenberg:

On behalf of Hallmark Financial Services, Inc. (the “Company”), I acknowledge receipt of your comment letter dated June 16, 2010, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2009.  The Company is reviewing your comments and proposes to respond to your letter on or before July 21, 2010.  Please advise me if this proposed response date is not acceptable for any reason.

If you have any questions concerning this matter, please do not hesitate to contact me at 817-348-1805.

Very truly yours,

/s/ Jeffrey R. Passmore
Jeffrey R. Passmore,
Chief Accounting Officer